Exhibit 99.3

Your Vote Is Important

Vote The Enclosed WHITE Proxy Card Today!

June 18, 2020

Dear Fellow Shareholder,

We are enclosing proxy materials, including a WHITE proxy card, for the 2020 Annual and Special Meeting of Shareholders of Turquoise Hill Resources Ltd. (“TRQ” or “Turquoise Hill”) scheduled to be held at 9:00 a.m. (Pacific Time) on July 24, 2020 in the Crystal Pavilion Ballroom BC of the Pan Pacific Hotel located at 300-999 Canada Place, Vancouver, British Columbia, Canada. You have important decisions to make at this meeting and your vote is critical. TRQ has a strong governance profile and a highly-qualified and majority independent Board that engages frequently and meaningfully with ALL shareholders and is making strong progress toward delivering the value of Oyu Tolgoi.

Pentwater Capital Management has submitted two proposals for consideration at this meeting. Following thorough review, the Board has concluded these proposals are NOT in the best interest of TRQ shareholders. The first proposal would effectively remove the right available to any minority shareholder to nominate directors and instead delegate the selection of independent directors exclusively to a select few minority shareholders having no fiduciary obligation to Turquoise Hill or other shareholders. Pentwater’s second proposal, proposes the election to the Board of a principal of Pentwater, who does not, in the Board’s determination, bring any additive skills to the board, and would not therefore add value for shareholders.

We, the Independent Directors of Turquoise Hill, strongly recommend that you vote on the enclosed WHITE proxy card:

Vote FOR each of the seven management nominees, AGAINST shareholder proposal 1,

WITHHOLD on Matthew Halbower (shareholder proposal 2),

and FOR the adoption of the “say on pay” resolution and the other matters set out in management’s proxy circular

TRQ’s Board and Management Are Aligned with All Shareholders and Well-Positioned to Deliver on the Value of Oyu Tolgoi

Strong Governance Profile and Shareholder Engagement with a Focus on Minority Shareholders

•	TRQ is committed to maintaining its strong corporate governance structure:

–	Independent Chair, with separated roles of Chair and CEO

–	Majority independent Board (4 of 7 directors are independent of Rio Tinto)

–	2 independent directors added in the last 3 years

–	57% of CEO’s compensation is performance-based

–	In-camera meetings of independent directors at the end of each Board meeting

–	Demonstrated track record of recruiting independent directors with valuable experience in governance, finance, mining and large capital projects

•	We augmented our governance practices following robust engagement with minority shareholders. Over the last 12 months, your independent Board:

–	Engaged in direct employment agreements with our top leadership team to receive all of their long-term incentive compensation in TRQ shares

–	All independent directors meet regularly to ensure the interests of minority shareholders are being fully represented

–

Following a rigorous search process, further refreshed the Board by adding George Burns, CEO of Eldorado Gold as an independent director. Mr. Burns has deep and extensive executive level operational, engineering and construction experience in the mining industry, including experience in Mongolia and underground mining, and his appointment received indications of public support from significant TRQ shareholders

–	Enhanced TRQ’s shareholder engagement program, which has increased direct engagement by the independent directors with TRQ’s minority shareholders

TRQ specifically constituted a special committee of independent directors to oversee negotiations with Rio Tinto regarding short-term and long-term funding options to complete the Oyu Tolgoi underground development.

–

The independent directors have also engaged independent third party legal and financial advisors to advise them in connection with potential conflicts that may arise between TRQ and Rio Tinto from time to time.

Alignment with Rio Tinto to Create Value for All Shareholders

•

Since Rio Tinto’s original equity investment in TRQ’s predecessor in 2006, Rio Tinto has invested over US$6 billion in equity and supported Oyu Tolgoi and TRQ in arranging US$4.4 billion of debt financing for Oyu Tolgoi.

•	As TRQ’s largest shareholder, Rio Tinto has a strong incentive to realize the full potential of Oyu Tolgoi and to maximize shareholder returns

World-Class Leadership Team is Well-Positioned to Deliver on the Value of the Underground Mine at Oyu Tolgoi

TRQ has recruited a strong and knowledgeable leadership team with the right mix of skills and experience over the last few years:

•

Ulf Quellmann was appointed as CEO in July 2018 following a comprehensive search process led by independent directors for a candidate with deep mining industry and financing expertise, as well as significant operational and Mongolian government experience. He reports exclusively to the Board.

•

Luke Colton was appointed CFO in October 2017, bringing over 15 years of experience in various mining company business units, including minerals, iron ore and energy, as well as financial and managerial accounting, business planning, treasury, tax, and compliance functions. Earlier in his career, Mr. Colton was a Senior Accountant with Ernst & Young.

•

Jo-Anne Dudley was hired as COO in June 2019, bringing 25 years of experience in the mining industry and having led a 30-person Strategic Mine and Resources Planning unit at Oyu Tolgoi. Ms. Dudley is a member of key technical forums, including the Technical Assurance Committee, which endorses all mine plan changes.

TRQ leverages its senior management’s past relationships with Rio Tinto and their intimate knowledge of the Oyu Tolgoi asset to advance TRQ’s interests and influence matters with Rio Tinto, with the aim of achieving the best possible outcome for TRQ and its shareholders. In addition, TRQ’s senior management have also engaged independent third party advisors to provide ongoing technical expertise for the underground development, the power solution and to work with TRQ management to address the funding requirements to bring the Oyu Tolgoi underground into production.

Delivering Results and Achieving Key Development Milestones

Along with solid financial results for the first quarter of 2020, TRQ also announced that your Board and leadership team achieved another important milestone toward delivering on the potential of Oyu Tolgoi:

•

Design Change for Panel 0 mine design is approved. Supported by extensive geotechnical modelling and a thorough technical assurance program that was supported by external advisors, the updated Panel 0 mine design is now progressing to the execution-level planning. The original forecast schedule delay range of 16 – 30 months to OTFS16 has been reduced to 21 – 29 months (with a target of 25 months), and additional development capital costs in the range of $1.2 billion to $1.9 billion has been reduced to a range of $1.3 billion to $1.8 billion (with a target of $1.5 billion).

Your Board and leadership team are focused on building this world class underground mine and have made considerable progress. We are continuing to execute on our strategy to deliver on the value of the underground mine at Oyu Tolgoi. Our most recent financial results demonstrate that TRQ continues to deliver strong results in the open pit mining, processing and logistics operations, generating significant cash flow to help fund further development of the underground mine, while also continuing our strong track record on safety in the open pit and underground.

Shareholder Proposals 1 and 2 are NOT in the Best

Interests of All TRQ Shareholders

The Board thoroughly reviewed both Pentwater Capital Management proposals and strongly recommends that shareholders vote AGAINST the first proposal and WITHHOLD their vote on the second proposal.

×	Proposal 1 – VOTE AGAINST

The proposal would effectively remove the right available to any minority shareholder to nominate directors and instead provides that right exclusively to a select few minority shareholders who, like Pentwater, own the requisite 3.5% stake in TRQ. Directors nominated by a large minority shareholder could be influenced by the interests of that nominating shareholder, rather than acting in the best interests of TRQ and all of its shareholders.

×	Proposal 2 – VOTE WITHHOLD

Pentwater’s CEO, Mr. Halbower, does not, in the Board’s determination, bring any additive skills to the board. He has no mining experience and limited operational, government relations and corporate management experience relative to our independent directors. Our recent director search highlighted how decisions related to the composition of the Board are informed by investor feedback and responsive to the interests of minority shareholders. Following a robust five-month search process, led by the independent directors and with input from minority shareholders, our Board appointed George Burns as a new independent director. Mr. Burns brings considerable mining expertise of both open pits and underground mines, as well as experience working in Mongolia. His background is highly relevant to TRQ’s business and complementary with the skills and experiences of our other directors.

✓	TRQ Nominees – VOTE FOR ALL SEVEN

TRQ maintains a strong and independent Board and is committed to protecting the interests of all stakeholders, including minority shareholders. TRQ’s directors are highly-qualified and dedicated to delivering the full value of Oyu Tolgoi.

✓	“Say on Pay”, Auditor Ratification, and Share Consolidation – VOTE FOR

TRQ’s compensation strategy is designed with the philosophy to ensure a strong link between performance and compensation levels in relation to TRQ’s key short-, medium- and long-term business strategy and objectives, and align executives’ interests with those of its shareholders. TRQ achieved significant financial and operational milestones that demonstrate sustainable progress toward our long-term production goals. Mr. Quellmann’s leadership was instrumental to these achievements.

Your Vote Is Important

Your support at the upcoming annual meeting will allow TRQ to continue soliciting feedback from all shareholders, and appropriately leverage our partnership with Rio Tinto to deliver on the tremendous value of Oyu Tolgoi.

VOTE USING THE WHITE PROXY CARD to support the continued execution of Turquoise Hill’s strategy to create value at Oyu Tolgoi.

Sincerely,

The Independent Directors of Turquoise Hill Resources Ltd.

If you have any questions, please contact the Corporation’s strategic shareholder advisor and proxy solicitation agent:

KINGSDALE ADVISORS

Toll-Free 1-888-370-3955 (in North America)

Collect 416-867-2272 (outside North America)

contactus@kingsdaleadvisors.com

VOTE ONLY YOUR WHITE PROXY OR WHITE VIF TODAY

IN ORDER TO BE USED AT THE MEETING, YOUR **WHITE** FORM OF PROXY MUST BE SUBMITTED IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED PRIOR TO 9:00 A.M. (PDT) ON

JULY 22, 2020.

REGISTERED SHAREHOLDERS

(YOU HOLD A SHARE CERTIFICATE REGISTERED IN YOUR NAME)

VOTING BY INTERNET

Go to www.astvotemyproxy.com specified on your **WHITE** proxy and then follow the voting instructions on thescreen. You will require a 13-digit Control Number (located on the front of your **WHITE** proxy) to identify yourself to the system.

VOTING BY PHONE

To vote by phone, scan the QR code on your Form of Proxy or call toll-free at 1.888.489.7352 (English and French). You will require a 13-digit Control Number (located on the front ofyour **WHITE** proxy) to identify yourself to the system.

VOTING BY FAX OR EMAIL

Complete, sign and date your **WHITE** form of proxy and return it by fax to 1.866.781.3111 toll-free (within Canada and the United States) or 1.416.368.2502 (outside Canada and the United States). On the fax please write: To AST Trust Company, Attention: Proxy Department. Or scan and email to proxyvote@astfinancial.com

VOTING BY MAIL OR DELIVERY

Complete, date and sign your **WHITE** form of proxy and return it to:

AST Trust Company
Attention: Proxy Department
P.O. Box 721, Agincourt, ON M1S 0A1

CANADIAN NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

(YOU HOLD SHARES THROUGH A CANADIAN BANK, BROKER OR OTHER INTERMEDIARY)

VOTING BY INTERNET

Go to www.proxyvote.com specified on your **WHITE** VIF and then follow the voting instructions on the screen. You will require a 16-digit Control Number (located on the front of your **WHITE** VIF) to identify yourself to the system.

VOTING BY PHONE

Shareholders who wish to vote by phone should call 1.800.474.7493 (English) or 1.800.474.7501 (French). You will require a 16-digit Control Number (located on the front of your **WHITE** VIF) to identify yourself to the system.

VOTING BY FAX

Complete, sign and date your **WHITE** VIF and return it by fax to 905.507.7793 or 514.281.8911.

VOTING BY MAIL OR DELIVERY

Complete, sign and date your **WHITE** VIF and return it in the postage prepaid envelope provided to the address set out on the envelope.

UNITED STATES NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

(YOU HOLD SHARES THROUGH A U.S. BANK, BROKER OR OTHER INTERMEDIARY)

VOTING BY INTERNET

Go to www.proxyvote.com specified on your **WHITE** VIF and then follow the voting instructions on the screen. You will require a Control Number (located on the front of your **WHITE** VIF/proxy) to identify yourself to the system.

VOTING BY PHONE

Shareholders who wish to vote by phone should call 1.800.454.8683 then follow the voting instructions on your **WHITE** VIF/proxy. You will require a Control Number (located on the front of your WHITE VIF/proxy) to identify yourself to the system.

VOTING BY FAX

Complete, sign, and date your **WHITE** VIF/proxy and return it by fax to the fax number(s) listed on your **WHITE** VIF/proxy.

VOTING BY MAIL OR DELIVERY

Complete, sign, and date your **WHITE** VIF/proxy and return it in the postage prepaid envelope provided to the address set out on the envelope.

QUESTIONS? NEED HELP VOTING?

CONTACT US

North American Toll Free Phone:

1.888.370.3955

E-mail: contactus@kingsdaleadvisors.com
Fax: 416.867.2271
Toll-Free Fax: 1.866.545.5580
Outside North America, Banks and Brokers
Call Collect: 416.867.2272

KINGSDALE Advisors